UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

MTFG and UFJ Group Enter into an Integration Agreement, which Sets Forth the Merger Ratios and Official Corporate Names of the New Group

Tokyo, February 18, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group’s management integration in October 2005, subject to the approval of their shareholders and relevant authorities and signed an integration agreement today, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms.

1.	Company Names

The names of each core company of the new group were officially determined as follows:

(1)	New Holding Company: Japanese Name: Kabushiki Kaisha Mitsubishi UFJ Financial Group

English Name: Mitsubishi UFJ Financial Group, Inc.

*	Changed from “Kabushiki Kaisha Mitsubishi UFJ Holdings”
(Mitsubishi UFJ Holdings, Inc.)

(2)	New Bank: Japanese Name: Kabushiki Kaisha Mitsubishi-Tokyo UFJ Ginko

English Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(3)	New Trust Bank: Japanese Name: Mitsubishi UFJ Shintaku Ginko Kabushiki Kaisha

English Name: Mitsubishi UFJ Trust and Banking Corporation

(4)	New Securities Company: Japanese Name: Mitsubishi UFJ Shoken Kabushiki Kaisha

English Name: Mitsubishi UFJ Securities Co., Ltd.

2.	Merger Ratios

(1)	Merger Ratio for the Holding Company

The ratio for the merger of the holding companies will be 0.62 MTFG shares for one UFJ share.

Company Name	MTFG	UFJ
Merger Ratio	1	0.62

*	MTFG has received from Nomura Securities Co., Ltd., Morgan Stanley Japan Limited and Lazard Frères & Co., LLC and UFJ has received from Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited fairness opinions stating that the merger ratio is fair from a financial standpoint.[1]

Each class of UFJ preferred shares will be exchanged for MTFG preferred shares that have the same terms.

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(2)	Merger Ratio for the Banks

The ratio for the merger of the banks will be 0.62 BTM shares for one UFJ Bank share.

Company Name	BTM	UFJ Bank
Merger Ratio	1	0.62

Each class of UFJ Bank preferred shares will be exchanged for BTM preferred shares that have the same terms.

(3)	Merger Ratio for the Trust Banks

The ratio for the merger of the trust banks will be 0.62 MTB shares for one UFJ Trust Bank share.

Company Name	MTB	UFJ Trust Bank
Merger Ratio	1	0.62

Each class of UFJ Trust Bank preferred shares will be exchanged for MTB preferred shares that have the same terms.

(4)	Merger Ratio for the Securities Companies

The ratio for the merger of the securities companies will be 0.42 Mitsubishi Securities shares for one UFJ Tsubasa Securities share.

Company Name	Mitsubishi Securities	UFJ Tsubasa Securities
Merger Ratio	1	0.42

*	The merger ratio was determined by Mitsubishi Securities and UFJ Tsubasa Securities, taking into consideration the valuation made by GMD Corporate Finance Limited (a member of the KPMG group) based on stock price, income and discounted cash flow.

*	Mitsubishi Securities has received from Deutsche Securities Limited and UFJ Tsubasa Securities has received from Lehman Brothers Japan, Inc., fairness opinions stating that the merger ratio is fair from a financial standpoint.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

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[Reference Materials]

Highlights of the Merger Agreements to Be Entered into Pursuant to the Integration Agreement

In accordance with the terms of the Integration Agreement, MTFG and UFJ group companies will enter into merger agreements (the “Merger Agreements”) as stipulated in Article 408 of the Commercial Code as soon as practicable but no later than April 30, 2005. The key points of the Merger Agreements, which will be consistent with the Integration Agreement, are as follows:

1.	New holding company

(1)	Company name:	Mitsubishi UFJ Financial Group, Inc.

(2)	Integration structure:	Merger, whereby MTFG will be the surviving entity and UFJ will cease to exist.

(3)	Date of merger:	October 1, 2005 (scheduled)

(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(5)	Representatives:	Chairman, Ryosuke Tamakoshi
Deputy Chairman, Haruya Uehara
President, Nobuo Kuroyanagi

(6)	Listings:	Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange and London Stock Exchange.

(7)	Merger ratio:	0.62 MTFG ordinary shares for each UFJ ordinary share.

2.	New bank

(1)	Company name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(2)	Integration structure:	Merger, whereby The Bank of Tokyo-Mitsubishi, Ltd. (BTM) will be the surviving entity and UFJ Bank Limited (UFJ Bank) will cease to exist.

(3)	Date of merger:	October 1, 2005 (scheduled)

(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(5)	Representatives:	Chairman, Shigemitsu Miki
Deputy Chairman, Ryosuke Tamakoshi
President, Nobuo Kuroyanagi

(6)	Merger ratio:	0.62 BTM ordinary shares for each UFJ Bank ordinary share.

3.	New trust bank

(1)	Company name:	Mitsubishi UFJ Trust and Banking Corporation

(2)	Integration structure:	Merger, whereby The Mitsubishi Trust and Banking Corporation (MTB) will be the surviving entity and UFJ Trust Bank Limited (UFJ Trust Bank) will cease to exist.

(3)	Date of merger:	October 1, 2005 (scheduled)

(4)	Registered head office:	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

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(5)	Representatives:	Chairman, Akio Utsumi
President, Haruya Uehara

(6)	Merger ratio:	0.62 MTB ordinary share for each UFJ Trust Bank ordinary share.

4.	New securities company

(1)	Company name:	Mitsubishi UFJ Securities Co., Ltd.

(2)	Integration structure:	Merger, whereby Mitsubishi Securities Co., Ltd. (Mitsubishi Securities) will be the surviving entity and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities) will cease to exist.

(3)	Date of merger:	October 1, 2005 (scheduled)

(4)	Registered head office:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(5)	Representatives:	Chairman, Yasumasa Gomi
Deputy Chairman, Koichi Kane
President, Kimisuke Fujimoto

(6)	Listings:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

(7)	Merger ratio:	0.42 Mitsubishi Securities ordinary shares for each UFJ Tsubasa Securities ordinary share.

Endnote

1.	The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Each of the above opinions rendered is addressed to the board of directors of each company, is directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to each company or the holders of each company’s common shares, and does not constitute a recommendation to any shareholder of each company as to how such shareholder should vote with respect to the merger or any other matter. Full texts of the above opinions rendered by Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited will be included in a draft of the Form F-4 to be filed with the United States Securities and Exchange Commission (the “SEC”) by MTFG in connection with the merger (the “Form F-4”). The holders of UFJ’s common shares are urged to read the draft of the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger.

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Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.